UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Nexen Inc.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

65334H102

(CUSIP Number)

Roger Barton

5650 Yonge Street, 5th Floor

Toronto, Ontario M2M 4H5

(416) 730-5321

Jeffrey D. Karpf

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications)

January 8, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65334H102	13D/A
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ontario Teachers’ Pension Plan Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,677,672
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 52,677,672
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,677,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON EP

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Act”), Ontario Teachers' Pension Plan Board (“Teachers”) hereby makes this statement (this “Statement”) to amend its Schedule 13D dated April 27, 2000 as amended by Amendment No. 1 dated September 25, 2000, Amendment No. 2 dated March 13, 2001, Amendment No.3 dated September 23, 2005 and Amendment No. 4 dated July 20, 2007 (as amended, the "Schedule 13D") relating to the Common Shares, no par value (the “Shares”) of Nexen Inc. (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning respectively ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) This Statement is being filed by Teachers.

(b) - (c) Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal office and business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers is set forth on Schedule A attached hereto and is incorporated herein by reference.

(d) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Teachers nor, to the best of Teachers' knowledge, any of the entities or persons identified in this Item 2 and Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the directors and the executive officers of Teachers listed on Schedule A is a citizen of Canada.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

On January 8, 2008, Teachers sold 1,000,000 Shares at a price of CDN$33.00 per Share on the Toronto Stock Exchange (“TSX”). As this transaction caused Teachers' beneficial ownership of Shares to fall below 10%, certain of Teachers' rights under the Acquisition Agreement are no longer in effect. For instance, following the consummation of the aforementioned transaction, (i) the Issuer is no longer bound to elect or appoint to its board of directors any nominees submitted by Teachers and (ii) Teachers no longer may exercise the demand registration rights it was granted pursuant to the Acquisition Agreement.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)-(b) As of the date of this Statement, Teachers beneficially owns 52,677,672 Shares pursuant to Rule 13d-3. The 52,677,672 Shares beneficially owned by Teachers represents approximately 9.97% of the Shares outstanding.

Teachers has sole voting and dispositive power over all of the 52,677,672 Shares beneficially owned by it.

Except as described above, neither Teachers nor, to the best knowledge of Teachers, any of the persons listed in Schedule A hereto beneficially owns any Shares.

(c) Neither Teachers nor, to the best of Teachers' knowledge, any of the persons listed in Schedule A hereto effected any transactions in the Shares in the past sixty days other than the transaction which was effected by Teachers’ on the the TSX as follows:

Date of Transaction	Number of Securities	Purchase (P) or Sale (S)	Price per Share	Transaction Effected Through
January 8, 2008	1,000,000	S	33.00	TSX

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2008

ONTARIO TEACHERS’ PENSION PLAN

BOARD, an Ontario, Canada corporation

By:     /s/ Roger Barton

         Name: Roger Barton

         Title:   Vice President, General Counsel & Secretary

SCHEDULE A

The table below lists all of the directors, executive officers and controlling persons of Ontario Teachers' Pension Plan Board (“Teachers”), each of whom is a citizen of Canada.

Name	Residence or Business Address	Occupation or Employment
Jill Denham (Board member)	36 Bayview Wood Toronto, ON M4N 1R7	Former Vice-Chair, CIBC Retail Markets
Helen Kearns (Board member)	71 Hudson Drive Toronto, ON M4T 2K2	President of R.S. Bell & Associates
Hugh Mackenzie (Board member)	418 Markham Street Toronto, ON M6G 2L2	Economic Consultant
Louis Martel (Board member)	Greystone Managed Investments Inc. Canada Trust Tower, BCE Place Toronto, ON M5J 2S1	Senior Vice-President, Greystone Managed Investments Inc.
Guy Matte (Board member)	7083 Notre-Dame Orleans, ON K1C 1J1	Former Executive Director of the Association des enseignantes et des enseignants franco-ontariens
Eileen Mercier (Chairperson)	One Post Road, PH #7 Toronto, ON M3B 3R4	President, Finvoy Management Inc.
Sharon Sallows (Board member)	40 Edgar Avenue Toronto, ON M4W 2A9	Partner, Ryegate Capital Corporation
William Swirsky (Board member)	71 Constance Street Toronto, ON M6R 1S5	Vice-President, Canadian Institute of Chartered Accountants
Jean Turmel (Board member)	Perseus Capital Inc. 1155 Metcalfe St., 1st floor Montreal, Quebec H3B 5G2	President, Perseus Capital Inc.

Roger Barton	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, General Counsel & Secretary of Teachers
Robert Bertram	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of Teachers
John Brennan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Human Resources & Public Affairs of Teachers
Russ Bruch	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Investment Operations & Chief Information Officer of Teachers
Stephen Dowd	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Infrastructure of Teachers
Zev Frishman	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Structured Portfolios & External Managers of Teachers
Brian Gibson	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of Teachers
Dan Houle	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Business Solutions Investment I&T of Teachers
Wayne Kozun	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Tactical Asset Allocation, of Teachers
Jim Leech	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of Teachers
Peter Maher	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Audit Services of Teachers

Rosemarie McClean	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Member Services of Teachers
David McGraw	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President and Chief Financial Officer of Teachers
Dean Metcalf	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Private Capital of Teachers
Ron Mock	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Alternative Investments of Teachers
Phil Nichols	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, IT Member Services of Teachers
Neil Petroff	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Group Senior Vice-President, Investments of Teachers
Sean Rogister	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Fixed Income of Teachers
William Royan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Relationship Investing of Teachers
Lee Sienna	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Private Capital of Teachers
Andrew Spence	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President and Chief Economist of Teachers
Erol Uzumeri	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Private Capital of Teachers
Alan Wilson	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Fixed Income Credit of Teachers
Rosemary Zigrossi	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Vice-President, Asset Mix & Risk of Teachers
Barb Zvan	5650 Yonge Street, 5th Floor Toronto, ON M2M 4H5	Senior Vice-President, Asset Mix & Risk of Teachers